US Tiger Securities, Inc.

437 Madison Ave., 27th Floor

New York, New York 10022

EF Hutton, division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

November 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Joseph Cascarano
Robert Littlepage
Patrick Faller
Jeff Kauten

Re:	Snail, Inc. Registration Statement on Form S-1 Filed September 16, 2022, as amended File No. 333-267483

Dear Mr. Cascarano, Mr. Littlepage, Mr. Faller and Mr. Kauten:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, which are acting as representatives of the underwriters of the offering, hereby joins in the request of Snail, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern time, on Wednesday, November 9, 2022, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

US TIGER SECURITIES, INC.

By:	/s/ Lei Huang
Name: Lei Huang
Title: CEO

Very truly yours,

EF Hutton, division of
Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name: Sam Fleischman
Title: Supervisory Principal